

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2014

Via E-mail
Geoff Williams
Chief Executive Officer
Westgate Acquisition Corporation
2681 East Parleys Way, Suite 204
Salt Lake City, UT 84109

> **Re:** **Westgate Acquisition Corporation**
> **Amendment No. 1 to Form 10-K for Year Ended December 31, 2013**
> **Filed August 27, 2014**
> **File No. 000-53084**

Dear Mr. Williams:

We have reviewed your amended filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

History, page 3

1. We note your response to comment 1 indicating you have modified your filing and corrected the claim names and locations. We re-issue comment 1. Our review of the listing for current unpatented mining claims in Townships 7-10 and Ranges 14-16 E indicates only 8 claims (Cap 3-10) are valid and owned by Westgate Acquisitions Corporation in Sections 15, 16, 21, and 22 for Township 8 South, Range 15 East. Please modify your filing and correct this discrepancy. In addition, please file the agreement through which you acquired ownership of your mineral claims. Refer to Item 601(b) (10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comment. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining